[Letterhead of Munck Butrus]
August 11, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Sara Kalin
Legal Branch Chief
Division of Corporation Finance

Re:	Rim Semiconductor Company
Amendment No. 3 to Registration Statement on Form SB-2
Filed on August 11, 2006
(File No. 333-133508)

Dear Ms. Kalin:
     Set forth below are the responses of Rim Semiconductor Company (the “Company”) to the comments contained in your letter to Brad Ketch, President and Chief Executive Officer, dated August 9, 2006. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment. Page numbers set forth in this response refer to pages of Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (the “Amendment”), which was filed with the Commission today.
Comments
Form SB-2
General
     1. We reissue comment 5 of our letter dated July 27, 2006 as it appears that all of the shares issuable with respect to the liquidated damages provisions of your registration rights agreement continue to be covered by the registration statement.
     The Company respectfully requests the Staff reconsider comment 1. As we discussed with the Staff on August 9, 2006, there are no shares included in this registration statement that would be issuable in satisfaction of the Company’s obligation to pay liquidated damages under the registration rights agreement. The Company covenants that no shares included in this registration statement will be issued in satisfaction of liquidated damages. As the Amendment reflects (on, among others, pages 1, 4 and 11 of the Amendment), the shares offered by the prospectus include only (i) shares held by the selling shareholders; (ii) shares issuable to the selling shareholders upon the conversion of principal and interest

Securities and Exchange Commission
August 11, 2006

on debentures; (iii) shares issuable to the selling shareholders upon the exercise of options or warrants; and (iv) shares the Company could be required to issue to the selling shareholders in the future in the event of adjustments to the conversion price of the debentures or the exercise price of the warrants. The Company has included in the registration statement its good faith estimate of the number of shares it might be required to issue in the future pursuant to clause (iv) above. None of such shares, and no other shares covered by this prospectus, may be issued by the Company in satisfaction of an obligation to pay liquidated damages to any of the selling shareholders.
Summary
     2. While we note your response to comment 3 of our letter dated July 27, 2006, please expand the revisions you have made to include quantified information regarding the impact of your restatement on your financial statements. Additionally, we note from your amended 10-QSB for the period ended April 30, 2006, that as a result of the restatement, your management has concluded that disclosure controls and procedures were not effective as of the end of the period covered by that report. Revise your summary section to discuss this, as well as to discuss the corrective measures you have taken in response to this finding and an estimate of when you believe any identified deficiencies in your disclosure controls and procedures will be remedied.
     We complied with this comment on page 2 of the Amendment.
Notes to FInancial Statements, page F-9
Note 1. Principles of Consolidation, Business and Continued Operations, page F-9
     3. We note your response to our prior comment 10 and require further information. It appears to us that the consolidation of TSP is material to the company’s consolidated revenues. Since you indicated that you believe consolidation is appropriate under FIN 46R, please provide us with a full analysis of why consolidation is proper under this interpretation. Address specifically:
•	If TSP is a variable interest under the scope of FIN 46R;

•	How the residual returns of the entity are divided after Rim receives their costs incurred under the preferential distribution;

•	If the voting rights are proportional to the economic risks and rewards.
     Based upon our discussions with the Staff on August 9, 2006, it is our understanding that the Staff has reconsidered comment 3 and that no further response is required.
Note 14. Stockholders’ Equity (Deficiency), page F-26
     4. Your response to our prior comment 11 indicates you considered all warrants and options outstanding at the date of the debenture funding and concluded that the fair value of those instruments was not material in any of the reporting period since May 2005. Please provide us with a full analysis of the materiality supporting your conclusion. Please fully assess the materiality of such issuances as of July 31, 2005, October 31, 2005, January 31, 2006 and April 30, 2006.
     Reference is made to the supplemental material provided to the Staff on August 9, 2006. Based upon our discussions with the Staff on August 9, 10 and 11, 2006, it is our understanding that no further response is required to comment 4.

Securities and Exchange Commission
August 11, 2006

     Additional copies of this letter and the marked version of the Amendment have been delivered to Ms. Losert and Ms. Tress to expedite the Staff’s review. We believe that the above discussion and the Amendment respond to all of the Staff’s comments. If you have any questions or comments regarding the Amendment or the Company’s responses to your comments, please contact the undersigned at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is gratefully appreciated.

Very truly yours,
/s/ Lawrence B. Mandala

Lawrence B. Mandala

LBM:nc
Enclosures

cc:	Ms. Johanna Vega Losert Ms. Heather Tress Mr. Brad Ketch